Simpson Thacher & Bartlett

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

TELEPHONE: +852-2514-7600

FACSIMILE: +852-2869-7694

Direct Dial Number (852) 2514-7620	E-mail Address ygao@stblaw.com

August 21, 2020

VIA EDGAR

Office of Manufacturing

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention:	Mr. John Cash, Accounting Branch Chief
Mr. Kevin Stertzel, Senior Staff Accountant
Mr. Jay Ingram, Legal Branch Chief
Mr. Geoff Kruczek, Attorney

Re:	XPENG INC.

Registration Statement on Form F-1

CIK No. 0001810997

Dear Mr. Cash, Mr. Stertzel, Mr. Ingram and Mr. Kruczek:

On behalf of our client, XPeng Inc., an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), we are filing herewith an amendment (“Amendment No. 2”) to the Company’s Registration Statement on Form F-1 (the “Registration Statement”) via EDGAR with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended.

For your easy reference, we are providing you by overnight delivery five (5) copies of this letter as well as the Registration Statement, which has been marked to show changes to the Company’s Registration Statement filed with the Commission on August 11, 2020 (the “August 11 Filing”).

Simpson Thacher & Bartlett
August 21, 2020

Set forth below is the Company’s response to the Staff’s comment conveyed to us on August 13, 2020. The Staff’s comment is retyped in bold italics below for your ease of reference. We have included page number to refer to the location in Amendment No. 2 where the disclosure addressing the comment appears.

The risk factor on page 45 refers to a dual-class structure, but the latest revisions indicate that there are three classes of ordinary shares outstanding; please revise the risk factor to reflect the three classes.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 45 of the Amendment No. 2.

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If you have any question regarding the Registration Statement, please do not hesitate to contact me at +852-2514-7620 (work), +852-6588-7136 (mobile) or ygao@stblaw.com (email), Kevin P. Kennedy at + 1-650-251-5130 (work), +1-650-868-1776 (mobile) or kkennedy@stblaw.com (email), or Kai Fan at +852-2514-7515 (work), +852-6139-9879 (mobile) or kfan@stblaw.com (email).

Questions pertaining to accounting and auditing matters may also be directed to Alex Chan at +86-20-3819-2385 (work) or alex.p.chan@cn.pwc.com (email) or Alex Du at +86-20-3819-2558 (work) or alex.du@cn.pwc.com (email) of PricewaterhouseCoopers Zhong Tian LLP, the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Yi Gao
Yi Gao

cc:	XPeng Inc.

Xiaopeng He, Chairman and Chief Executive Officer

Simpson Thacher & Bartlett LLP

Kevin Kennedy

Kai Fan

Latham & Watkins LLP

Benjamin Su

Daying Zhang

PricewaterhouseCooper Zhong Tian LLP

Alex Chan

Alex Du

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